UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Darryl W. Copeland, Jr.
   77 West Wacker Drive
   Suite 4400
   Chicago, IL  60601
2. Date of Event Requiring Statement (Month/Day/Year)
   05/07/1997
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Brookdale Living Communities, Inc. (BLCI)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Financial Officer
6. If Amendment, Date of Original (Month/Day/Year)
   05/05/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 12,000              D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(1)       05/07/07  Common Stock                 34,782     $11.5000   D           Direct
 buy)
Option to Purchase Common Stock 05/07/98  05/07/02  Common Stock                 100,000    $0.0100    D           Direct
(right to buy) (2)
Option to Purchase Stock Common 05/07/97  05/08/00  Common Stock                 25,000     $10.9089   D           Direct
(right to buy) (3)
Non-Qualified Stock Option      (1)       05/07/07  Common Stock                 215,218    $11.5000   D           Direct
(right to buy)

Explanation of Responses:

(1)
The options vest equally over a four year period, commencing on the first anniversary of the date of grant.
(2)
100,000 shares of Common Stock currently held by The Prime Group, Inc. which is subject to an option to purchase held by Darryl W.
Copeland, Jr. pursuant to an agreement between The Prime Group, Inc. and Darryl W. Copeland,  Jr.
(3)
25,000 shares Common Stock currently held by Prime Group III, L.P. and subject to a Stock Purchase Agreement and Agreement concerning Option Shares among The Prime Group, Inc., Prime Group III, L.P. (as successor in interest to Prime Group VI, L.P.) and
Darryl W. Copeland, Jr.

SIGNATURE OF REPORTING PERSON
/s/ Darryl W. Copeland, Jr.
DATE  February 14, 2000